SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of February, 2007

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO HOLDINGS S.A.

CORPORATE TAXPAYERS ENROLLMENT (“CNPJ”) N. 00.022.034/0001 -87

NUMBER OF ENROLLMENT WITH COMMERCIAL REGISTRY
(“NIRE”) No. 35.300.140.443

PUBLICLY-HELD COMPANY

SUMMARY MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A., HELD ON FEBRUARY 13th, 2007.

VENUE AND TIME: - Av. Eusébio Matoso, 891, 22nd floor, in the City of São Paulo, State of São Paulo, at 2:30 p.m.

CHAIRMAN: - Roberto Konder Bornhausen

QUORUM: - All the elected members.

RESOLUTIONS TAKEN UNANIMOUSLY BY THOSE PRESENT

1.	Examined and approved the Balance Sheet related to the year of 2006, as well as the destination of the results as proposed by the Board of Officers.

2.
Equally approved the Financial Statements related to the fiscal year ended on 31.12.2006, as well as the Management’s Report elaborated by the Board of Officers, regarding the referred fiscal year which, jointly with the Independent Auditors Report, shall be published as prescribed by law.

3.	Finally, it is also approved the technical reports related to the most efficient use of the tax credits considered in the Financial Statements herein approved.

São Paulo, February 13th, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 13, 2007

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.